FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 15, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

AD HOC NOTICE

MOSCOW, RUSSIAN FEDERATION – JUNE 15, 2007

MTS releases this statement to correct inaccurate statements made in a June 13, 2007 Russian press report concerning a recent confidential partial final award in an international arbitration concerning the liability of MTS’s subsidiaries under an agreement concerning Bitel LLC (“Bitel”), the Kyrgyz mobile operator. Despite inaccurate assertions by an Altimo representative in the press report, the Tribunal’s partial award in no way confirms the rights of Altimo or its affiliates in Bitel.

In a recent award an international arbitration Tribunal convened under the rules of the London Court of International Arbitration found that three Isle of Man companies owned indirectly by MTS Finance S.A. - Kyrgyz Mobil Tel Limited, Flaxendale Limited, and George Resources Limited the (“KFG Companies”) - breached a May 31, 2003 Transfer Agreement (the “Transfer Agreement”) concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited (“IPOC”) although IPOC subsequently assigned its interest to Kyrgyzstan Mobitel Investment Company Limited (“KMIC”), and KMIC is the claimant in the arbitration. The Tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance’s acquisition of the KFG Companies. The arbitration Tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings.

Therefore, contrary to the suggestions in the press report, the Tribunal did not order the KFG Companies to transfer the Bitel interests to KMIC or Fellowes International Holdings Ltd (“Fellowes”)(1) Rather, KMIC conceded that the Transfer Agreement terminated automatically on December 1, 2003 and that after that date KMIC no longer had any right to purchase Bitel.

The result is that the Bitel interests were never transferred to KMIC and KMIC cannot require the KFG Companies to transfer the Bitel interests. As KMIC never had any right to the Bitel interests, Fellowes and Altimo’s other subsidiaries also never had any right to the Bitel interests. The KFG Companies therefore should be viewed as the rightful owners of Bitel, despite the fact that this right has not been confirmed by the Kyrgyz courts. Accordingly, the contention by Altimo’s representative in the June 13 press report that the award “will finally settle the situation” concerning Altimo’s subsidiary SkyMobile - which now purports to own Bitel’s assets - is entirely inaccurate. KMIC was not awarded specific performance so the result of the award is that the KFG Companies’ rights to the ownership interest in Bitel were confirmed.

The press report conclusion that the award “confirm[s] Fellows’ [sic] right to purchase Bitel” is also inaccurate and misleading. At most Fellowes could have only the rights KMIC has under the Transfer Agreement. But the Bitel shares were never transferred to KMIC, KMIC no longer had any ability to purchase the shares after December 1, 2003, and the Tribunal did not order the KFG Companies to transfer the shares.

Rather than demonstrating that Fellowes has a legal interest in Bitel, the award demonstrates the opposite:  Fellowes does not have, and never had, any legal interest in either KMIC or Bitel. Fellowes therefore never had any rights in Bitel to transfer to Rezervspetsmet, the company to and in whose

(1) Fellowes was not a party to the arbitration proceeding but was party to an agreement pursuant to which it would acquire KMIC following KMIC’s receipt of Bitel’s shares.

name the Bitel interests were improperly registered in Kyrgyzstan. It follows that the filings that Fellowes and Rezervspetsmet made before the Kyrgyzstan Supreme Court regarding its rights in Bitel were materially inaccurate.

MTS believes that the Kyrgyz courts could have, on the basis of materially inaccurate filings, been misled into improperly registering the capital of Bitel in the name of Rezervspetsmet and subsequent transferees, without regard to the KFG Companies’ interests. The recent award demonstrates that neither Fellowes nor Rezervspetsmet, nor Altimo, nor SkyMobile, ever had any legal basis to claim ownership interest in Bitel or its assets. Accordingly, any subsequent transferees also lacked and will lack any legitimate interest ownership interest in Bitel or its assets. MTS will continue to take all necessary legal steps to protect its interests in Bitel.

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Some of the information in this notice may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: June 15, 2007